Filed by National City Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: MAF Bancorp, Inc. Commission File Number: 0-18121
In connection with the proposed transaction, National City Corporation will file a registration statement on Form S-4 with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about National City Corporation, MAF Bancorp, Inc. and the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and MAF Bancorp, Inc., without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to MAF Bancorp, Inc. at 55th Street and Holmes Avenue, Clarendon Hills, Illinois, 60514-1596, Attention: Investor Relations, 630-325-7300.
The respective directors and executive officers of National City and MAF Bancorp and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 7, 2007, and information regarding MAF Bancorp’s directors and executive officers is available in its amendment to Form 10-K/A filed with the SEC on April 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy an securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of MAF Bancorp’s stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and MAF Bancorp’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Quarterly Reports on Form 10-Q, as they are filed, and the 2006 Annual Reports on Form 10-K of National City and MAF Bancorp, as amended, filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.

Acquisition of MAF Bancorp, Inc. Investor Presentation May 1, 2007

Regulation MA Disclosure This investor presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between National City Corporation and MAF Bancorp, Inc., including future financial and operating results, the resulting company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of National City Corporation's and MAF Bancorp, Inc.'s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of MAF Bancorp, Inc.'s stockholders to approve the merger; the risk that the business will not be integrated successfully; the risk that the cost of savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City Corporation's and MAF Bancorp, Inc.'s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of National City Corporation and the 2006 Annual Report on Form 10-K of MAF Bancorp, Inc., and in the Quarterly Reports on Form 10-Q of National City Corporation and MAF Bancorp, Inc., filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov) and the companies' respective internet sites at www.NationalCity.com and www.mafbancorp.com . This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy an securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Stockholders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and MAF Bancorp, Inc., without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov) and the companies' respective internet sites at www.NationalCity.com and www.mafbancorp.com. Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East 9th Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to MAF Bancorp, Inc. at 55th Street and Holmes Avenue, Clarendon Hills, Illinois 60514 Attention: Investor Relations, 1-630-325-7300. The respective directors and executive officers of National City Corporation and MAF Bancorp, Inc. and other persons may be deemed to be participants in the solicitations of proxies in respect of the proposed acquisition. Information regarding National City Corporation's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by National City Corporation on March 7, 2007, and information regarding MAF Bancorp, Inc. 's directors and executive officers is available in its amendment to Form 10K-A filed with the Securities and Exchange Commission by MAF Bancorp, Inc. on April 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

MAF Bancorp, Inc (Nasdaq: MAFB) Based in Clarendon Hills IL $7.7 billion loans $7.0 billion deposits 58 branches - Chicago 24 branches - Milwaukee Primary focus on retail banking (Mid America Bank) and real estate lending Strategic fit with existing National City franchise NCC MAFB

Strong Market Position in Chicago Meaningful jump in market share Strengthens overall market presence Complements existing branch network Leverages National City's proven capabilities to grow balances, revenue in Chicago Source: SNL Financial 1 As of 3/31/06 2 Based on 6/06 FDIC data Chicago Market Chicago Market Chicago Market Chicago Market Chicago Market Chicago Market Rank Institution Branch Count(1) Branch Share(1) Total Deposits(2) ($ Billion) Deposit Share (2) 1 JPMorgan Chase & Co 352 10.9% $40.08 15.4% 2 LaSalle Bank Corporation 140 4.3% $36.97 14.2% 3 BMO Financial Group 201 6.2% $25.58 9.8% 4 Pro-forma NCC & MAFB 126 3.8% $10.62 4.1% 5 Fifth Third Bancorp 137 4.2% $8.46 3.2% 11 MAF Bancorp Inc. 58 1.8% $5.70 2.2% 13 National City Corp. 68 2.0% $4.92 1.9%

Success in Chicago Chicago plays significant role in National City's new household generation Build on National City's success in Small Business by expanding product and service capabilities across larger network De novo branches within the Chicago market are performing at or above expectations Chicago households more profitable than the average National City household

Growing Business Banking Demonstrated Ability to Grow Increased Market Opportunity Source: Harris InfoSource 1 Businesses with annual revenue up to $5 M 2 Businesses with annual revenue between $5 M and $50 M

Top 5 Market Position in Milwaukee Establishes market presence in a strategic contiguous MSA with potential to expand Introduce best in class products and services with a proven business model Build upon National City's limited middle market banking presence Milwaukee Market Milwaukee Market Milwaukee Market Milwaukee Market Milwaukee Market Milwaukee Market Rank Institution Branch Count(1) Branch Share(1) Total Deposits(2) ($ Billion) Deposit Share (2) 1 Marshall & Ilsley Corp. 63 11.4% $11.40 29.3% 2 U.S. Bancorp 48 8.0% $7.77 20.0% 3 JPMorgan Chase & Co. 31 5.2% $2.66 6.8% 4 Associated Banc-Corp 53 8.8% $2.17 5.6% 5 MAF Bancorp 24 3.8% $1.28 3.3% Source: SNL Financial 1 As of 3/31/06 2 Based on 6/06 FDIC data

Growth Markets2, 3 7,356,781 8.73% $60,142 Expanding in Growing Markets MAF Bancorp Total Households Proj. HH Growth Rate1 Source: Census data provided by SNL Financial 1 Projected household growth from 2006 through 2011 2 HH growth and income data weighted by NCC deposits 3 Includes Chicago, Cincinnati, Southeast Florida and St. Louis Median HH Income 3,357,531 4.58% $63,066 National City Rest of Footprint2 9,802,899 1.48% $49,909 All National City Pro Forma2 17,808,341 2.93% $52,655

National City's Product Capability National City provides a extensive suite of products and service which allows us to deepen and broaden our customer base Retail Commercial Asset Management Online Banking Telephone Banking Extensive ATM Network Foreign ATM waiver Credit Card Mortgage Home Equity Retail Investments Insurance Loyalty Programs (Points) Switch Service Work Perks Relationship Pricing Automated Pre-approvals Retention Capabilities Treasury Management Middle Market Lending Specialty Lending Loan Syndications M&A Advisory Asset Based Lending Leasing Equity Sponsor Derivatives Foreign Exchange International Public Finance Private Placements Commercial Real Estate Structured Products Group Trust & Estate Services Private Banking Investment Mgmt Brokerage Succession Planning Equity Derivatives Family Office Sterling (UHNW) Allegiant Funds Separately Managed Accounts

Summary Terms Pricing $56 for each share of MAF Bancorp Structure Tax free exchange Fixed purchase price Exchange ratio based on average 20 days prior to Fed approval Aggregate Value $1.9 billion Termination/Walk Fee $57 million (3% of aggregate value) Approvals Normal regulatory/shareholder approvals; no divestitures; closing 4Q '07 (estimated) Board Seat Allen Koranda, MAF's Chairman and CEO, will join National City's Board upon closing Due Diligence Completed Financial Impact 13.5% IRR; Accretive to EPS in 2008

Transaction Multiples 1 Source: SNL Financial; Includes bank & thrift deals greater than $1 B in assets announced after 1/1/2006 (11 deals) 2 Source: Bank of America Corp. investor presentation, April 23, 2007 MAF Bancorp Transaction Comparable Transactions Comparable Transactions MAF Bancorp Transaction Median LaSalle / Bank of America Price/ Forward EPS 19.5x 19.9x 21.3x Price/Tangible Book Value 289% 339% 340% Price/Book Value 179% 277% 220% Implied Core Deposit Premium 20.6% 34.5% 23% (1) (2)

Internal Rate of Return Assumptions IRR of 13.5% Assumptions 30% expense savings phased in over 15 months 5% revenue synergies by year 5 Terminal multiple of 13x $110 million in excess capital released $135 million in after-tax one-time merger- related costs

Areas of Focus and Opportunity Continue to execute household growth strategies in Chicago Build on loyal customer relationships with broader product set and aggressive sales force Execute customer-focused integration strategy Launch brand building campaign in Milwaukee

Summary of Transaction Rationale Consistent with corporate strategy of expansion in markets with more favorable demographics and growth potential Significantly augments National City's existing Chicago presence Improve brand identity and ability to leverage resources against a larger network Ability to leverage National City's capital base, technology and products

Appendix

Summary Statistics ($ in millions) National City MAF Bancorp Portfolio Loans $95,492 $7,449 Assets $140,191 $11,120 Deposits $87,234 $7,018 Equity $14,581 $1,072 Net Income $2,300 $85 NPAs/Assets 0.52% 0.63% Reserves/Loans 1.18% 0.54% Employees 32,311 2,044 Branches 1,357 82 ATMs 2,098 119 Financial data as of 12/31/2006 Employee and branch data as of 3/31/07

MAF Bancorp, Inc (Nasdaq: MAFB)